UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

VITAE PHARMACEUTICALS, INC.

(Name of Subject Company)

AUGUSTA MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

ALLERGAN HOLDCO US, INC.

(Parent of Offeror)

An Indirect Wholly Owned Subsidiary of

ALLERGAN plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

92847N103

(CUSIP Number of Class of Securities)

A. Robert D. Bailey, Esq.

Allergan plc

Chief Legal Officer and Corporate Secretary

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

(862) 261-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew L. Bab, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6323

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$638,724,395	$64,320

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (i) 28,844,410 shares of common stock, par value $0.0001 per share (the “Shares”), of Vitae Pharmaceuticals, Inc. (“Vitae”) outstanding multiplied by the offer price of $21.00 per share, and (ii) 2,662,606 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $21.00 per share, multiplied by $12.39, which is the (x) offer price of $21.00 per share minus the weighted average exercise price for such options of $8.61 per share. The calculation of the filing fee is based on information provided by Vitae as of September 22, 2016.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the Transaction Valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64,320	Filing Party: Augusta Merger Sub, Inc.,
Allergan Holdco US, Inc. and Allergan plc

Form or Registration No.: Schedule TO	Date Filed: September 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Augusta Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), with the Securities and Exchange Commission on September 26, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Vitae Pharmaceuticals, Inc., a Delaware corporation (“Vitae”), at a price of $21.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated September 26, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer”.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

The Offer to Purchase and Item 7 of the Schedule TO are hereby amended and supplemented by adding the following to the end of Section 15 – “Conditions to the Offer” of the Offer to Purchase:

“On October 14, 2016, at 11:59 p.m., New York City time, the required waiting period under the HSR Act with respect to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the fourth sentence of the second paragraph under the subheading “Compliance with the HSR Act” of Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase and replacing such sentence with the following:

“On October 14, 2016, at 11:59 p.m., New York City time, the required waiting period with respect to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

On the morning of October 17, 2016, Vitae and Allergan issued a joint press release announcing the expiration of the waiting period under the HSR Act. A copy of the joint press release has been filed as Exhibit (a)(1)(K) to the Tender Offer Statement on Schedule TO filed with the SEC and is incorporated herein by reference.”

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(K)	Joint Press Release issued by Allergan plc and Vitae Pharmaceuticals, Inc. on October 17, 2016.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2016

ALLERGAN HOLDCO US, INC.

By:	/s/ Matthew Brady
Name:	Matthew Brady
Title:	Secretary

AUGUSTA MERGER SUB, INC.

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	President

ALLERGAN PLC

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 26, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Allergan plc and Vitae Pharmaceuticals, Inc. on September 14, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Allergan plc with the Securities and Exchange Commission on September 14, 2016).

(a)(1)(G)	Memorandum to Employees of Allergan plc, distributed on September 14, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Allergan plc with the Securities and Exchange Commission on September 14, 2016).

(a)(1)(H)	Presentation slides made available September 14, 2016 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Allergan plc with the Securities and Exchange Commission on September 14, 2016).

(a)(1)(I)	Copy of Allergan Presentation for Investor/Analyst Conference Call, dated September 21, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Allergan plc with the SEC on September 21, 2016).

(a)(1)(J)	Summary Advertisement as published in The Wall Street Journal on September 26, 2016.*

(a)(1)(K)	Joint Press Release issued by Allergan plc and Vitae Pharmaceuticals, Inc. on October 17, 2016.

(d)(1)	Agreement and Plan of Merger, dated as of September 13, 2016, by and among Augusta Merger Sub, Inc., Allergan Holdco US, Inc. and Vitae Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vitae Pharmaceuticals, Inc. with the Securities and Exchange Commission on September 14, 2016 (File No. 001-36617)).

(d)(2)	Confidentiality Agreement, dated August 17, 2016, by and between Vitae Pharmaceuticals, Inc. and Allergan, Inc.*

(g)	None.

(h)	None.

*	Previously filed.